Exhibit 2

Premotec Beheer BV

SHARE PURCHASE AGREEMENT

July 23rd, 2004

PARTIES:

1.       Premotec Holding B.V., a limited liability company incorporated under the laws of the Netherlands, with corporate seat at Dordrecht, herein represented by Piet Lucassen, hereinafter referred to as “Seller”

2.       Premotec Beheer B.V., a limited liability company incorporated under the laws of the Netherlands, with corporate seat at Dordrecht hereinafter referred to as “the Company”, herein represented by Premotec Holding B.V., in its turn represented by Piet Lucassen;

3.       Allied Motion Technologies Netherlands BV, a limited liability company incorporated under the laws of the Netherlands, with corporate seat at Dordrecht, (hereinafter “Purchaser”), herein represented by Allied Motion Technologies Inc., represented by Richard D. Smith;

4.       Allied Motion Technologies Inc, a company incorporated under the laws of Colorado, with corporate seat at Englewood, Colorado; hereinafter referred to as “AMOT”, herein represented by Richard D. Smith, the Company, Seller, Purchaser and AMOT hereinafter also collectively referred to as “Parties” and each individually as a “Party”;

WHEREAS:

A.    Seller will at Closing Date own all shares in the capital of the Company;

B.    the Company owns all shares in the capital of Precision Motor Technology B.V., a limited liability company incorporated under the laws of the Netherlands, with corporate seat at Dordrecht, having its offices at Kerkeplaat 16, 3313 LC Dordrecht, the Netherlands, hereinafter referred to as “the Subsidiary”;

C.    A Letter of Intent with annexes, attached hereto as Annex 1, has been executed on May 6th, 2004, superseding a prior Letter of Intent of January 19th, 2004, which Letters of Intent will cease to be in force and have any effect at the instant the Agreement is signed by Parties;

D.    Seller wishes to sell the shares in the Company to Purchaser and Purchaser wishes to purchase these shares from Seller in accordance with the terms and conditions set out below;

E.     Seller has complied with the Works Councils’ Act (Wet op de Ondernemingsraden) and the SER Merger Code (SER Fusiegedragsregels 2000);

F.     both the Purchaser and the Seller shall have taken all corporate action, including all necessary (internal) resolutions, and have obtained all necessary internal approvals;

PARTIES HAVE AGREED AS FOLLOWS:

Share Purchase

Article 1                Definitions

In the Agreement and the attached annexes capitalised terms shall have the meaning attributed to them below.

Accounts Date	31 December 2003

Agreement	this agreement

Aggregate Consideration

the purchase price for the Shares, being 3,750 k Euro consisting of (i) a minimum of 2,500 k Euro in cash, or such larger amount in cash as AMOT may determine 2 weeks prior to Closing Date (the “Cash Consideration”) and (ii) shares of AMOT common stock with an aggregate Per Share Value equal to the difference between 3,750 k Euro and the amount of the Cash Consideration (the “AMOT Common Stock”). The actual number of shares of AMOT common stock that will be issued to Seller will be determined based on the exchange rate from USD to Euro on Closing Date. The AMOT Common Stock shall not entitle the holders thereof to pre-emptive rights or any other anti-dilution protections. Neither a variation in the EBITDA to be obtained in the periods referred to in comparison with the Forecasts nor any deviation of the exchange rate between the USD and the EUR as such shall lead to a correction of the Aggregate Consideration prior to or after the Closing Date

AMOT Common Stock	Common shares in AMOT with an aggregate Per Share Value equal to the difference between 3,750 k Euro and the amount of the Cash Consideration

Annex	an annex to the Agreement

Annual Accounts

The annual accounts consisting of a balance sheet at December 31, 2003, a profit and loss account and the explanatory notes thereto (toelichting) for the year ended December 31, 2003 as are attached to Annex 5.1 as Exhibit 4

Bank Guarantee	An irrevocable, conditional guarantee, issued by a first class Dutch bank, materially according to the draft guarantee as annexed to this agreement (Annex 2)

Brand

the brand-name “Premotec” and any logo’s containing that word or abbreviations or deviations thereof and anything connected thereto in all jurisdictions in which Koninklijke Philips Electronics NV has rights thereto

Breach

the event that any statement made in Annex 5.1 can be held to be incomplete, untrue, inaccurate or misleading or that the Shares or the Company or the Business do not have the qualities that Purchaser may have reasonably expected it to have

Business	The enterprise exploited and the activities performed by the Company and by the Subsidiary

Cap	the cap stipulated in article 5.9

Cash Consideration	the part of the Aggregate Consideration to be paid in cash, being a minimum of 2,500 k Euro or such larger amount in cash as AMOT may determine 2 weeks prior to Closing Date

Company	Premotec Beheer B.V; however: any reference to the Company in the Representations and Warranties includes a reference to the Subsidiary

Closing	the execution of all (legal) acts which shall be performed under the Agreement at the Closing date, as summarized in the Closing Agenda

Closing Agenda	the list of legal acts to be performed by Parties under the Agreement at the Closing Date, attached hereto as Annex 3

Closing Date

August 23rd, 2004 or such other date as Parties may agree in writing following the Signing Date or the date latest one week after the Conditions to Closing have been met, but latest September 9th, 2004

Customer Due Diligence Investigation	has the meaning given to it in article 8 of the Agreement

Customer Issue

Any issue with any customer of the Company and/or the Subsidiary that may have a material negative effect on the relationship with that customer or which might have a material detrimental effect on the level of business that could be expected in respect of that customer if the issue had not arisen

Deed of Transfer	a notarial deed of transfer of the Shares, substantially in the form of the draft deed attached hereto as Annex 4

Disclosure Letter	the letter, as referred to in 5.11 of the Agreement and updated 5 days before Closing Date

Exhibit	An exhibit to an Annex

Forecasts

the written information provided to Purchaser by Seller including forecasted EBITDA for Precision Motor of (i) 296 k Euro for calendar year 2003 (based on an average exchange rate of 1.104 between the USD and the Euro) and (ii) 700 k Euro for calendar year 2004 (based on an average exchange rate of 1.140 between the USD and the Euro)

Per Share Value

The value of each share of AMOT common stock as determined to be equal to the average of the closing sale price (defined as the average of the 4 o’ clock p.m. closing bid and ask price as published by Nasdaq) for a share of AMOT’s common stock (rounded to the nearest penny) for the 10 (ten) trading days immediately preceding the Closing Date

SEC Clearance	Notification by the U.S. Securities and Exchange Commission that the registration statement filed to register the AMOT Common Stock has been declared effective

Shareholders’ Approval

Approval of the Transaction by AMOT’s shareholders as stipulated in article 6.1.2; if it is determined that the Transaction requires Shareholders’ Approval, the approval will be obtained if a majority of the shares voted at a properly convened meeting of AMOT’s shareholders are voting in favour of the Transaction

Shares	all issued and outstanding shares in the capital of the Company

Signing Date	the date on which the Agreement has been duly and effectively signed by all Parties

Subsidiary	Precision Motor Technology B.V.

Time Restraints	The time restraints referred to in article 5.10

Transaction	The acquisition of the Shares as contemplated in the Agreement

Transaction Costs

Reasonable transaction costs, actually incurred by the party referred to, being limited to out of pocket costs and not including costs involved with the activities and time of directors and employees of the party referred to

Article 2                Share purchase and transfer and indemnities

2.1.             Through the Agreement and in consideration of the Aggregate Consideration Seller sells to Purchaser as Purchaser purchases from Seller the Shares.

2.2.             The Seller shall transfer the Shares to the Purchaser on the Closing Date by execution of the Deed of Transfer before civil law notary D. Sulzer of Rassers advocaten en notarissen. The costs of the Deed of Transfer shall be borne by Purchaser.

2.3.             Seller indemnifies Purchaser or, if Purchaser so chooses, the Company and/or the Subsidiary and is fully liable and responsible and will hold Purchaser or, if Purchaser so chooses, the Company and/or the Subsidiary harmless against all damage including third party claims on a Euro for Euro basis relating to:

(a)   the contamination of the premises on which the Company and the Subsidiary exploit their activities in as far as this contamination originates from before Closing Date. Seller has, in close concert with Purchaser, performed an environmental survey of the premises, the report of which is annexed to this agreement (Annex 2.3 (a));  as regards the contamination shown in that report Parties agree that this contamination originates from before Closing Date and Seller is not permitted to prove that this contamination does not originate from before Closing Date;

(b)   the title to the Brand not being fully transferred to Purchaser or to a company AMOT shall designate at the time;

These indemnities are not subject to any disclosure, Cap, limitation, term of forfeiture (vervaltermijn) or Time Restraints, article 7:23 of the Dutch Civil Code being explicitly excluded (uitgesloten).

Article 3                Cash Consideration and payment

3.1              In consideration for the transfer of the Shares in accordance with article 2.2 Purchaser shall immediately following the execution of the Deed of Transfer pay to the Seller the Cash Consideration to the amount of 2,500 k Euro. To that end, on the Closing Date the Purchaser shall have effectively transferred the amount of 2,500 k Euro to a third party account with Rassers Derdengelden Notariaat, where the amount of 2,500 k Euro will be held for the account of Purchaser until the effective execution of the Deed of Transfer as well as the delivery of the

Bank Guarantee to Purchaser. Purchaser will be discharged for the payment of the amount of 2,500 k Euro through the execution of the Deed of Transfer.

3.2              Insofar as Purchaser decides to increase the amount of the Cash Consideration to a higher amount, Purchaser will inform Seller no later than two weeks before Closing Date and will pay the difference within 180 days as from Closing Date. Payment will be effected by transferring the required amount to Seller’s bank account.

3.3              Purchaser shall not have the right to setoff any and all payment obligations it may have under the Agreement against any of the other Parties with the amount of any Breaches or any other payment obligations of Seller in relation to the Agreement. Purchaser shall not have the right to suspend any payment in case of any default under any payment obligation of any Party to the Agreement, irrespective of whether these payment obligations are directly related.

3.4              All payments to be made by Purchaser under the Agreement shall be made net of any and all taxes, levies, charges and social securities contributions and similar obligations.

Article 4                AMOT Common Stock

4.1              In consideration for the transfer of the Shares in accordance with article 2.2 the Amot Common Stock will be transferred by Purchaser to Seller and will be registered in the name of Seller as soon as reasonably possible but no later than 60 days after Closing Date. The AMOT Common Stock will be registered with the United States Securities and Exchange Commission (the “SEC”) and, if legally required, any U.S. State securities commission or agency, and upon registration with the SEC will be eligible for trading on the NASDAQ Small Cap Market.

Article 5                Representations and Warranties

5.1              Seller represents and warrants that each and every statement made in Annex 5.1 to the Agreement (the “Representations and Warranties”) is complete, true, accurate and not misleading as at the Signing Date. Seller will, as a condition to Closing, at Closing Date, sign a certificate acknowledging that the Representations and Warranties are complete, true, accurate and not misleading at Closing Date as well, unless disclosed otherwise in the Disclosure Letter.

5.2              The Agreement and Representation and Warranties are intended to attribute the risk between the Purchaser and the Seller in such a manner that the negative consequences of one or more of the Representations and Warranties not being complete, true, accurate and not misleading at Signing Date as well as at Closing Date will be fully for the account and the risk of Seller. The due diligence investigation made by Purchaser and the information submitted to Purchaser and its advisors in no way release Seller from its obligations arising from the Representations and Warranties as given under the Agreement by Seller.

5.3              Purchaser represents that, on the basis of its due diligence investigation, it is not aware of any Breach at Signing Date. Purchaser will again at Closing Date acknowledge that, on the basis of its due diligence investigation, it is not aware of any Breach that it has not informed Seller about.

5.4              Without prejudice to the articles 5.5 and 5.8 - 5.12 in the event of a Breach or in case of any other claim of Purchaser under this Agreement (an “Other Claim”), and without prejudice to article 3.3 Seller shall, as a reduction of the Aggregate Consideration, compensate Purchaser for any and all damage (as defined in article 96 of Book 6 of the Dutch Civil Code) that the Company and the Subsidiary and/or Purchaser suffers and can reasonably be expected to suffer in relation to the Breach or an Other Claim. Such compensation shall at the option and complete and sole discretion of Purchaser be payable to the Company or the Subsidiary or to Purchaser directly. Tax advantages in as far as effectively and actually enjoyed, insurance proceeds and claims on third parties in as far as effectively and actually collected, in as far as a consequence of the damages that are a consequence of a Breach or an Other Claim, and after deduction of any costs connected to receiving the proceeds thereof, will be taken into account at the time they are enjoyed or collected. If proceeds are foreseen but not actually enjoyed or collected, they will not be deducted but will be paid back by Purchaser after they have been enjoyed or collected in as far as they have to be taken into account under this clause.

5.5              In case of a Breach Purchaser shall give written notification thereof to Seller within 60 days after Purchaser having become aware that a Breach existed and Parties shall not start an arbitral procedure as set out in article 10.8 of the Agreement unless Parties have tried negotiating an amicable solution during 30 days after such notification.

5.6              There are no time restraints within which Purchaser is to inform Seller it has a claim under this Agreement other than the Time Restraints and the notification period of article 5.5 and any claim of Purchaser under the Agreement will remain in full force and will not lapse other than as a result of the Time Restraints.

5.7              Article 7: 23 of the Dutch Civil Code is explicitly excluded (uitgesloten).

5.8              Purchaser shall not be entitled to make any demand for payment of damages as a result of a Breach for an individual amount which is less than € 3,000 and an aggregate amount which is less than EUR € 15,000. For the avoidance of any doubt: these amounts are a threshold and not a deductible.

5.9              The maximum aggregate payment obligation of the Seller because of a Breach is € 350,000 (the “Cap”). Parallel to the Bank Guarantee, the Cap is diminished to € 250.000 six months after the Closing Date.

5.10            Purchaser shall not be entitled to make any demand for payment of damages as a result of a Breach after the date which is 20 months following the Closing Date but 7 years following the Closing Date in case of a Breach in relation to any one of the items 6 and 7 of Annex 5.1 or in case of any other tax related Breach (“Time Restraints”). In the case of a Breach in relation to any one of the items 1-3, 13, 17, 18 and 45-52 of Annex 5.1 there is no limitation in time applicable.

5.11            Purchaser shall not be entitled to make any demand for payment of damages as a result of a Breach if Seller has, before Closing, in the Disclosure Letter, provided Purchaser with information that without further investigation or query being necessary, shows that the relevant statement was incomplete, untrue, inaccurate or misleading.

5.12            If any claim of the Purchaser on the basis of a Breach is a result of or connected with a claim of a third party, the Purchaser and/or the Company and the Subsidiary are to take such action as may reasonably be requested by the Seller to avoid, dispute or contest such claim, but at the Seller’s sole expense (in which event the Seller shall, on a monthly basis, reimburse the Purchaser and/or the Company for all reasonable out-of-pocket costs incurred in avoiding, disputing or contesting such liability. Subject to paragraph 5.13 below, the Seller shall have the right by written notice to the Purchaser given not later than 30 days after receipt of the notice to assume the control of the defence, compromise or settlement of the claim or demand, provided that such assumption shall, by its terms, be without cost to the Purchaser and provided that in that notice Seller assumes full liability as regards the Breach that is the result of or connected with the relevant claim of the third party.

5.13            Upon the assumption of control of any claim or demand by Seller as set out above, Seller shall diligently proceed with the defence, compromise or settlement of the claim or demand at its sole expense, including, if necessary, employment of counsel of its choosing and, in connection therewith, the Purchaser shall cooperate fully, but at the expense of the Seller with respect to any reasonable out-of-pocket expenses incurred, to make available to the Seller all pertinent information and witnesses under the Purchaser’s control and take such other steps as in the opinion of counsel for the Seller are reasonably necessary to enable the Seller to conduct such defence.

5.14            The Seller shall not compromise or settle any such claim except in the event the settlement is solely for monetary damages and does not involve any admission of liability, without the prior written consent of the Purchaser. In the event that the Purchaser concludes, acting reasonably, that the Seller, having assumed control of the defence of any claim, is not diligently proceeding with the defence of such claim then the Purchaser may by notice to the Seller give Seller a reasonable period in which to adapt its conduct to reasonable standards of diligence, failing which Purchaser may re-assume control of the defence of a claim. Upon such re-assumption by the Purchaser of the defence of a claim the Seller shall continue to cooperate fully in the defence of the claim, to make available to the Purchaser all pertinent information and witnesses under the Seller’s control, and to take such other steps as in the opinion of counsel for the Purchaser are reasonably necessary to enable the Purchaser to conduct the defence of such claim. All expenses, including legal fees and disbursements incurred subsequent to the Purchaser re-assuming defence of a claim shall be payable by the Seller. In addition, any such re-assumption of the defence of a claim shall in no way reduce the Seller’s liability to indemnify the Purchaser in respect of such claim.

Article 6                Conditions to Closing

6.1              Consummation of the Transaction by the Parties shall be subject to the following Conditions to Closing:

6.1.1           Satisfactory conclusion of the Customer Due Diligence Investigation, as being defined in article 8.4.

6.1.2           The obtaining of Shareholders’ Approval, if applicable. Purchaser guarantees that if Shareholders’ Approval is required, Purchaser’s shareholders as listed in schedule III.a to the Letter of Intent of May 6th, 2004, will approve of the Transaction and will vote accordingly in the relevant shareholders’ meeting and will enter into a stockholders’ agreement to that effect materially in accordance with the draft attached to the Agreement as Annex 6.1.2.

6.1.3           The absence, in the period before Closing, of any material adverse changes or developments in the Business, financial position or financial results of operations or in the future prospects of the Company and the Subsidiary (including what is indicated in the Forecasts for 2004) from those disclosed to Purchaser prior to Closing (“Material Adverse Change”). Deviations of the exchange rate between the USD and the Euro from the exchange rates referred to in article 1 will not constitute a Material Adverse Change.

6.1.3.a        The absence, in the period between the Signing Date and the Closing Date, of any material adverse changes or developments in the business, financial position or financial results of operations or in the future prospects of AMOT.  Purchaser will provide a certification at closing that there have not been any material adverse changes or developments in the business, financial position or financial results of operations or in the future prospects of AMOT from the Signing Date to the Closing Date.

6.1.4           The submission by Seller, immediately prior to Closing, of a certificate, in the form as attached to this Agreement as Annex 6.1.4, declaring that Seller is not aware of a Material Adverse Change.

6.1.5           The submission by Seller of an updated Disclosure Letter, 5 days before Closing.

6.1.6           The submission by Seller, immediately prior to Closing, of a certificate, in the form as attached to this Agreement as Annex 6.1.6, as agreed in article 5.1, acknowledging that the Representations and Warranties are complete, true, accurate and not misleading at Closing Date, unless disclosed otherwise in the updated Disclosure Letter.

6.1.7           The submission by Seller of a completed RI&E investigation and an action plan before August 8th, 2004 latest, which RI&E investigation and action plan will be such that the Company and the Subsidiary will be in compliance with the ARBO-rules as soon as the RI&E investigation has been carried out and the action plan will have been defined in accordance with the ARBO rules. The costs of implementing provisions as laid out in the action plan will be for the account of Purchaser up to the amounts as provided by Seller to Purchaser and indicated in Annex 6.1.7.

6.1.8           The submission, by Seller, for review by Purchaser, of documents evidencing that all Shares are validly delivered to Seller and that Seller has full and unencumbered title to and ownership of (de volle en onbezwaarde eigendom van) the Shares.

6.1.9           The submission, by Seller, for review by Purchaser, of documents evidencing that the Company has full and unencumbered title to and ownership of (de volle en onbezwaarde eigendom van) the shares in the Subsidiary.

6.1.10         Execution of a two year part time (20%) employment agreement between the Company and Piet Lucassen with a one year option on behalf of the Company, which will contain a satisfactory non-compete, further according to the attached term sheet (Annex 6.1.10) and according to the terms and conditions as in the employment agreements made up for Messrs. J. van Hoek and H. van der Ent on July 9th, 2004, insofar as not deviated from in said term sheet.

6.2              If the Conditions to Closing under 6.1.1, 6.1.3 and/or 6.1.4 – 6.1.10 have not been fulfilled, Purchaser has the right to either postpone Closing Date or waive the condition or to terminate the Agreement in accordance with Article 11.1.2. If the Condition to Closing under 6.1.2 has not been fulfilled, Purchaser has the right to either postpone Closing Date or to terminate the Agreement in accordance with Article 11.1.2.

6.3              If the Condition to Closing under 6.1.3.a has not been fulfilled, Seller has the right to either postpone Closing Date or waive the condition or to terminate the Agreement in accordance with Article 11.1.3.

Article 7                Covenants

7.1              Pre Closing:

7.1.1           At all times prior to Closing under the definitive agreement, Seller and the Company and the Subsidiary shall use commercially reasonable efforts to continue to operate the Business in the usual and ordinary course and shall use commercially reasonable efforts to preserve intact the business organization and goodwill of the Company and the Subsidiary and its employees, customers, suppliers and others having business relations with such entities. Notwithstanding the foregoing, Seller shall be entitled to proceed with its planned restructuring in accordance with plans previously disclosed to AMOT. Seller and the Company and the Subsidiary shall refrain from declaring or paying dividends and from declaring or making other shareholder distributions during the exclusivity period referenced in article 7.1.2 below.

7.1.2           Between the date of execution of the Agreement and the earlier of (i) the Closing Date or (ii) September 9th, 2004, Seller and the Company agree to deal exclusively with Purchaser with respect to the subject matter of the Agreement and to refrain from any discussions with other prospective purchasers of shares or assets in the Company and the Subsidiary or belonging to the Business. This exclusivity period can only be extended by mutual agreement.

7.1.3           Purchaser will be given within reason all opportunity and facilities to update its due diligence investigation in order to establish whether there is a Material Adverse Change, not withstanding its rights to perform a Customer Due Diligence as defined hereafter.

7.2              Post Closing:

7.2.1           All rights and title to the Brand will be transferred legally and fully from Seller to the Company or any other company AMOT shall designate at the time as soon as the transfer of the Brand from Philips to Seller will be effected at no cost to the Company or Purchaser. Until the moment on which the transfer of the Brand to the Company or any other company AMOT shall designate has been fully effected, Seller will give Purchaser, the Company and the Subsidiary the full right to use the Brand without any costs.

7.2.2           Seller nor any company belonging to the group Seller belongs to will use the words “Premotec” or “Precision Motor Technology” or any part thereof or any word or expression that is likely to cause confusion with the above mentioned words for any commercial purpose as from Closing Date as soon as the Brand is fully transferred to it. The costs of the notarial deed, needed to change the statutory name of Seller will be borne 50/50 by Seller and Purchaser.

Article 8                Customer Due Diligence Investigation

8.1              After the signing of the Agreement, Seller will provide Purchaser more detailed information relating to the customers, including the customers’ names. Seller will not restrict Purchaser from contacting any customer Purchaser deems necessary to complete its due diligence, but Purchaser shall not be entitled to contact these customers without Seller’s prior consent (which shall be granted after Seller has had a reasonable opportunity to contact such customers). The customer due diligence investigation referred to in this paragraph is referred to as the Customer Due Diligence Investigation.

8.2              The Customer Due Diligence Investigation shall start immediately after signing of the Agreement according to the time table set out in this article, provided that adequate information has been given on a timely basis. The Customer Due Diligence Investigation will be conducted at the premises of the Company whenever practicable and will take place during normal business hours in a manner so as not to unreasonably interfere with such entity’s normal business operations.

8.3              Seller will provide Purchaser within 16 business hours after Signing Date with a complete list of all customers of the Subsidiary noting any Customer Issues. After that, Purchaser will select 30 customers it wants to contact and will notify Seller of such. After that notification Seller has the opportunity to once again notify Purchaser of any Customer Issues within 24 hours of Purchaser’s notification. After completion of the above steps, Seller will notify the selected customers within 3 business days and will inform Purchaser at 16.00 hrs of each day of the customers it has been able to reach until that time, after which Purchaser will begin making contact with those customers. Purchaser shall have two weeks after it has been informed of a customer having been notified by Seller to make contact with that customer.

8.4              The Customer Due Diligence is deemed to be satisfactory if there are no pending losses of major customers and/or no quality, service, price or technical issues that will materially affect the prospects to meet the Forecasts and growth of the Business in the future. If from the Customer Due Diligence Purchaser comes to the conclusion that the Customer Due Diligence is not satisfactory then Purchaser will inform Seller in writing giving the reasons that brought it to said conclusion and the Condition to Closing as mentioned in article 6.1.1 will be deemed to be not fulfilled.

Article 9                Non competition

For a period of 5 years following the Closing Date both Seller and and its shareholders: Mr. P.H.W. Lucassen, Mr. H. Cloos, Mr. H. van der Ent, Mr. J. van Hoek and Mr. W. Tuit shall not, directly or indirectly,

a.       In the territory in which the Company and the Subsidiary is currently active, establish, operate, alone or in conjunction with others, or support financially or by providing know-how or expertise or otherwise, other than by virtue of ownership of listed shares not constituting a controlling interest (either individually or on an aggregate basis for all parties restricted by this clause), or be employed by or render services of any kind to, any enterprise engaged in the same or similar activities as are undertaken by the Company and the Subsidiary, whether for a consideration or not, and shall not

b.      maintain any form of contact with business contacts of the Company and the Subsidiary, which term shall be deemed to include contacts of any nature as they are reflected in the records and administration of the Company and the Subsidiary other than as an employee of the Company and the Subsidiary, without the express prior permission in writing from the Purchaser. In the event of a breach of this non-competition obligation (a “Violation”) the violating party shall forfeit to the Purchaser an immediately payable penalty of EUR 200,000 for each Violation and a further EUR 50,000 for each day that the Violation continues, without prejudice to the right of Purchaser to demand compliance from the violating Party and without prejudice to the right to claim compensation for any damage suffered.

Article 10             Miscellaneous

10.1            Between the date of execution of this Agreement and the earlier of (i) the Closing Date or (ii) September 9th, 2004, Seller and the Company and the Subsidiary agree to deal exclusively with Purchaser with respect to the subject matter of this Agreement and to refrain from any discussions with other prospective purchasers of such the Company and the Subsidiary’s shares or assets or shares or assets belonging to the Business. This exclusivity period can only be extended by mutual agreement.

10.2            No party hereto shall be responsible for any obligation with respect to any broker’s fee, finder’s fee, investment advisory fee or similar fee obligation which may have been incurred by another party in connection with the Transaction. Except to the extent otherwise provided in this letter of intent or in a definitive agreement entered into in connection with the Transaction, any other costs, expenses and liabilities which may be incurred in connection with the negotiation or consummation of the Transaction (such as, for example and without limitation, the cost of professional fees) shall be paid by the party incurring such costs, expenses and liabilities, regardless of whether the Transaction is consummated. The Company and the Subsidiary shall in no event pay or have paid for any expenses incurred by Seller and/or its direct or indirect shareholders in connection with the Transaction, including without limitation professional fees.

10.3            Except as required by law (including applicable securities laws), no party shall make any news releases or other public announcement or filing pertaining to any Transaction proposed hereby without the prior consent of the other parties hereto, which consent shall not be unreasonably withheld, delayed or conditioned. To the extent such a release, announcement or filing is required by law, the party making the same shall, to the extent practicable, give the other parties advance notice of, and an opportunity to comment on, the proposed release, announcement or filing. The obligations of the parties hereunder are in addition to, and not in lieu of, the parties’ obligations under the Bilateral Confidentiality Agreement dated September 11, 2003, which remains in full force and effect until Closing.

10.4            Each Party shall and shall procure that every person or entity employed by them or affiliated with them in any way shall at all times keep confidential any information (including, but not limited to, trade secrets and information of commercial value), which it may have acquired or will acquire in relation to the negotiations leading to the Agreement, the agreement itself and the execution thereof and shall not use or disclose any such information except:

a.     with the written consent of the Party to which the information relates; or

b.     as may be required by any applicable laws, rules or regulations (including without limitation any order of a court of competent jurisdiction) or by the rules of any recognized stock exchange, or governmental or other regulatory body;

c.     if the information relates to the Company and the Subsidiary and is disclosed in good faith for the advancement of its business; or

d.     if the information has come into the public domain other than by violation of this article.

10.5            The obligations of each of the Parties contained in this article 10 shall continue notwithstanding termination of the Agreement for any cause.

10.6            If any provision of the Agreement is held to be invalid or in any other way unenforceable, such provision shall be deemed ineffective only to the extent of such unenforceability or invalidity and shall in no way affect the enforceability or validity of the remainder of such provision nor of the other provisions of the Agreement. In such event the Parties shall after mutual consultation amend such provision in sofar as necessary and replace the provision that is invalid or unenforceable by a provision that resembles the invalid or unenforceable provision as closely as possible.

10.7            Parties are aware that the notary that will execute the Deed of Transfer, is a member of Rassers Advocaten en Notarissen. With reference to the articles 19 until and including 22 of the “Verordening beroeps- en gedragsregels” of the Koninklijke Notariële Beroepsorganisatie, Parties herewith explicitly agree that the Deed of Transfer will be executed by one of the notaries of Rassers Advocaten en Notarissen, as well as that the interests of Purchaser as regards the Agreement, the agreements and deeds that may come forth from the Agreement and possible conflicts accruing there from, will be represented by Rassers Advocaten en Notarissen.

10.8            This agreement is governed by the laws of the Netherlands. All disputes arising from or in connection with the Agreement or further contracts resulting there from will be settled exclusively by arbitrators appointed by the Dutch Institute for Arbitration (Nederlands Arbitrage Instituut) according to said institute’s regulations and procedures. The arbitral tribunal shall be composed of three arbitrators. The place of arbitration shall be Rotterdam. The arbitral procedure shall be conducted in the English language.

10.9            Purchaser declares that the Transaction as such will not have an adverse effect on the employment or benefits of the employees of the Subsidiary and will guarantee that the Transaction as such will not adversely affect the rights of Harry Cloos, Henk van der Ent and John van Hoek and the position they currently hold in the management team of the Subsidiary.

10.10          Purchaser has provided Seller reasonable evidence that Purchaser has available, currently and at Closing Date, credit facilities to fund the Cash Consideration at Closing.

10.11          AMOT will be jointly and severally liable with Purchaser for all obligations of Purchaser arising from the Agreement.

10.12          Mr. P.H.W. Lucassen herewith waives per Signing Date as well as per Closing Date all and any claims he may have on either the Company and the Subsidiary. Mr. H. Cloos, Mr. H. van der Ent, Mr. J. van Hoek and Mr. W. Tuit herewith waive per Signing Date as well as per Closing Date all and any claims they may have on either the Company and the Subsidiary except in as far as the ordinary employee compensation arising from their employment agreements and, as regards mr. Tuit, as regards his claim on early retirement payments.

10.13          At Closing Seller will resign as statutory director of the Company and waive all and any claims it may have on either the Company and the Subsidiary.

Article 11             Termination Clause

11.1            This agreement may be terminated :

11.1.1         without cause by Seller as well as by Purchaser, without cause being for no other reason or cause than stipulated under clause 6.2 and 6.3, by written notice, latest on Closing Date which termination makes the terminating party liable to pay the other party a termination fee of € 100,000 to be increased with the Transaction Costs, actually incurred by the other party; if Purchaser terminates the Agreement without cause, Purchaser is to adhere to the Purchaser Non-Compete Clause; or

11.1.2         with cause, by Purchaser alone, cause being a termination of the Agreement under clause 6.2, after which termination Purchaser is to adhere to the Purchaser Non-Compete Clause and Purchaser is to pay to Seller the Transaction Costs with a maximum of € 25,000.

11.1.3         with cause, by Seller alone, cause being a termination of the Agreement under clause 6.3, after which termination Purchaser is to adhere to the Purchaser Non-Compete Clause and Purchaser is to pay to Seller the Transaction Costs with a maximum of € 25,000.

11.2            This agreement will be terminated automatically if Closing has not been effected by September 9th, 2004. If Closing has not been effected because of the non-fulfilment of the Conditions to Closing as mentioned in article 6.1.1, 6.1.2, 6.1.3 or 6.1.3.a, this will be deemed a termination with cause.  If Closing has not been effected because of the non-fulfilment of the Conditions to Closing as mentioned in article 6.1.4, up to and including 6.1.10, this will be deemed a termination by Seller without cause.

11.3            Other than as arranged for in the conditions in this article and those of article 10, if meant to survive the termination of the Agreement, that termination ends all obligations arising there from, without any further liability for either party.

11.4            Purchaser Non Compete Clause:

As from the date of submittal (“Submittal Date”) of the customer list referred to in article 8.1 of this Agreement until the Closing Date or, if this Agreement does not result in the Closing, for a period of two years after the Submittal Date, Purchaser will not actively approach Customers of the Subsidiary offering goods and/or services that compete with the goods and/or services of the Subsidiary as supplied to the Customer in any existing application(s) or existing active project(s). For purposes of this non-compete provision, the definition of “Customer” or “Customers” is the specific branch-location(s) of the company to which the Subsidiary is currently selling, or has sold during the last two years, or branch-location(s) of such company as listed in the customer list as referred to in Article 8.1 to which the Subsidiary may be selling, its goods and/or services, with it being understood that if such company has other branch-locations that manufacture products other than the product which incorporates the Subsidiary’s goods and/or services, this other branch-location is not a customer of the Subsidiary for purposes of this non-compete provision and it being further understood that no customer in a branch-location will be considered a Customer for this non-compete provision if such Customer is already a customer of Purchaser or Purchaser has an existing active project with such customer, at the Submittal Date. Purchaser will list all the customers already being a Customer of Purchaser or Customers with existing active projects, within three business days after submittal of Seller’s customer list as referred to in article 8.1. In the event of a breach of this non-competition obligation (a “Violation”) the violating party shall forfeit to the Purchaser an immediately payable penalty of EUR 200,000 for each Violation and a further EUR 50,000 for each day that the Violation continues, without prejudice to the right of Seller to demand compliance from the violating Party and without prejudice to the right to claim compensation for any damage suffered.

Article 12             Notices

12.1            Any notice or other formal communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it and may be served by leaving it or sending it by fax, delivering it by hand demanding a written receipt or sending it by registered post with confirmation of the delivery by the postal authorities to the address and for the attention of the relevant party set out in Clause 12.2 (or as otherwise duly notified from time to time). Any notice so served by hand, fax or post shall be deemed to have been received:

a)             in the case of delivery by hand, when delivered;

b)             in the case of fax, twelve (12) hours after the time of despatch;

c)             in the case of post, on the date as mentioned on the confirmation of delivery,

provided that, where, (in the case of delivery by hand or by fax), such delivery or transmission occurs after 16.00 hours on a business day or on a day which is not a business day, service shall be deemed to occur at 09.00 hours on the next following business day. References to time in this Clause are to local time in the country of the addressee.

12.2            The addresses of the Parties for the purposes of Clause 12.1 are as follows:

the Company

Premotec Beheer B.V.

Kerkeplaat 16

3313 LC Dordrecht, Netherlands

Attention: CEO

Seller

Premotec Holding b.v.

Kerkeplaat 16

3313 LC Dordrecht, Netherlands

attn. Piet Lucassen, General Manager

Phone: +31(0)786219940

Fax: +31(0)786214828

Purchaser

Allied Motion Technologies, Inc.

23 Inverness Way East, Suite 150

Englewood, Colorado  80112

U.S.A.

Attention:  CEO

Thus agreed and signed in Dordrecht and Englewood on 23rd July 2004

The Company:	AMOT:

Seller:	Purchaser:

For their acceptance of their obligations under article 9 and article 10.12 of this Agreement:

P.H.W. Lucassen	H. Cloos

H. van der Ent	J. van Hoek

W. Tuit

For the acceptance of the third party rights (derdenbeding) attributed under the Agreement:

The Subsidiary

REPRESENTATIONS AND WARRANTIES

Unless expressly otherwise indicated, all terms and expressions used in this Annex shall have the same meaning as those terms and expressions have in the Agreement. This Annex forms an integral part of the Agreement. A reference to the “Company” shall include a reference to the Subsidiary, unless explicitly stated otherwise.

Any reference to the knowledge of Seller will include the knowledge of the Company and its officers, including without exclusivity Mr. P.H.W. Lucassen, Mr. H. Cloos, Mr. H. van der Ent, Mr. J. van Hoek and Mr. W. Tuit, whose knowledge is deemed to be knowledge of Seller. Seller warrants that it has performed a thorough investigation as to those representations and warranties that are qualified by its knowledge.

Any disclosure by Seller referring to “Premotec” will be deemed to be referring to the Company as well as to the Subsidiary.

CORPORATE MATTERS

1              Authorization

1.1           The Seller has all requisite power, authority and approvals required to enter into and to perform its obligations under the Agreement.

1.2           There is no law suit, arbitration, legal or administrative proceeding or investigation pending or threatened against the Seller which would in any way adversely affect its ability to enter into or perform their obligations under the Agreement.

2              Corporate information and filings

2.1           An extract of the trade register is given in Exhibit 1. The current text of the articles of association and of other constitutive documents of the Company is attached as Exhibit 2. The current articles of association of the Company have been filed with the relevant trade register. Since the date of the attached articles of association, no resolution has been adopted or proposal made to amend the articles of association of the Company.

2.2           The Company has been duly incorporated, duly organised and is validly existing under the laws of the Netherlands and has the requisite corporate power to own its assets and to carry on its business as presently conducted. The Company has at all times complied with its articles of association.

2.3           The Company has not been dissolved or liquidated and no action or request is pending to accomplish such a dissolution or liquidation. The Company has not been declared bankrupt and no action or request is pending to declare the Company bankrupt. The Company has not filed for or has been granted an official suspension of payments (surséance van betaling). The Company is and has in the past not been a party to any merger or demerger.

2.4           Since the Accounts Date no resolution of any kind of the shareholders of the Company has been adopted.

2.5           The Company does not have any branch, agency, place of business or any permanent establishment outside its corporate seat.

2.6           The following applies to the Company:

(a)           It is not the legal and/or beneficial owner (juridische en/of economische eigenaar) of any other company than Precision Motor Technology B.V., nor has it agreed to acquire, any share or share capital of, any company (whether incorporated in the Netherlands or elsewhere).

(b)           It does not act or carry on business, nor has it agreed to act or to carry on business, in any joint venture, consortium or a partnership with any other person or legal entity.

(c)           It is not, nor has it agreed to become, a member (otherwise than through the holding of share capital) of any corporate or unincorporated body, undertaking or association or holds or is liable for any share or security which has not been fully paid up or which carries any liability.

2.7           All returns, particulars, resolutions, the 2002 annual accounts, and all other documents and relevant data required to be filed with the relevant authorities have been duly filed or delivered.

(a)           All powers of attorney or similar authorizations which have to be registered with the trade register or with any banks used by the Company have been so registered.

(b)           All encumbrances in favour of the Company have (where necessary in order to secure their enforceability) been duly registered in accordance with the applicable laws.

3              Title to shares

3.1           The Shares have been validly issued, are fully paid up and constitute the whole of the issued and outstanding share capital of the Company. A copy of the shareholders’ registers of the Company is attached hereto as Exhibit 3 and is correct and up to date and contains all information which should be entered into the shareholders’ register as required by applicable law and by the articles of association of the Company.

3.2           On the Closing Date, Seller shall have the legal right, power and authority to transfer the full and unencumbered title to and ownership of (de volle en onbezwaarde eigendom van) the Shares to Purchaser.

3.3           On the Closing Date, Seller shall hold all rights with respect to profit-sharing or the distribution of assets upon the dissolution and liquidation (ontbinding en vereffening) of the Company.

3.4           No depositary receipts (certificaten van aandelen) representing the Shares have been issued.

3.5           No resolution has been adopted nor has any proposal or agreement with a third party been made with respect to the conversion or further issuance of shares in the capital of the Company or debentures in or securities of the Company.

3.6           No resolution has been adopted with regard to a cancellation (intrekking) of and/or repayment on Shares nor has there been any repayment on share capital since the Accounts Date.

3.7           There is no option, right to acquire, encumbrance, or other form of security, over or affecting any Shares and there is no agreement or commitment to give or create any and no claim has been made by any person to be entitled to any.

3.8           The conditions of section 247 of Book 2 BW (Dutch Civil Code) have been complied with.

FINANCIAL INFORMATION

4              Books and records

All accounts, books, ledgers, financial and other records of whatever kind of the Company:

(a)           are in its possession;

(b)           have been fully, properly and accurately kept and completed in all respects and are in accordance with the applicable laws (including statutory and case law), regulations and articles of association;

(c)           do not contain material inaccuracies or discrepancies of any kind;

(d)           give and reflect in all respects a fair representation of its trading transactions and its financial, contractual and trading position.

5              Financial Information in the Annual Accounts

5.1           The Annual Accounts are attached hereto as Exhibit 4. The Annual Accounts are true, complete and accurate in all material respects and give a true and fair view of and properly reflect the financial position and results of the Company as at and for the financial year 2003, and comply with the requirements of all relevant legal provisions (including Dutch GAAP), and with the generally accepted basis of the accounting principles. The Annual Accounts have been drawn up in accordance with the provisions of Title 9 Book 2 BW (Dutch Civil Code), including the Assets Valuation Decree (Besluit waardering activa) and the Annual Accounts Specimen Decree (Besluit modellen jaarrekening). The Annual Accounts do not contain any unusual and/or non-recurring profits or other items of an unusual and non-recurring kind.

5.2           With regard to the Annual Accounts:

(a)           similar items and related items have been valued identically (horizontal consistency);

(b)           the valuation methods have from a time perspective been applied without any change in system (vertical consistency);

(c)           the balance sheet connects to the balance sheets of previous annual accounts (balance sheet continuity).

5.3           In respect of the assets:

(a)           the Company has full legal and beneficial title to (zijn juridisch en economisch eigenaar van) all assets shown in the balance sheet, except for such assets that have been spent or used up or sold in the ordinary course of business since the Accounts Date. The assets included are existing, full, complete and correct and collectively comprise all of the assets necessary for the proper continuation of the businesses of the Company as carried out presently. These assets are free of any encumbrances. The Annual Accounts fully disclose all assets of the Company as at the Accounts Date;

(b)           all operating assets of the Company have been used in a normal manner and are in good state of repair, taking into account the customary wear of normal use;

(c)           no amount included in the Annual Accounts in respect of any asset, whether fixed or current, exceeds its purchase price or production cost or in the case of current assets its net realisable value on the Accounts Date. None of the assets has been valued at current cost;

(d)           the stocks included in the balance sheet are in each of the categories (where applicable):

i)      raw materials and component parts;

ii)     work in process (onderhanden werk)

iii)    finished goods (voorhanden zijnde voorraad);

(e)           The stocks as per the Accounts Date can be sold at prices with a normal profit margin within three hundred and sixty five (365) days.The stocks included in the balance sheet incorporated in the Annual Accounts are valuated in accordance with Company’s current practice and with Dutch GAAP. Any stocks that are deemed obsolete have been fully provided for or are fully written off. Work in process is capitalized in accordance with Company’s current practice using the completed contract method and according to Dutch GAAP.

(f)            each of the claims on the Company’s debtors as accounted for in the Annual Accounts are perfectly valid and collectible in full without any loss on collection for each of the debtors mentioned above and a possible loss on collection is properly accounted for through adequate provision or writing-off.

5.4           In respect of the liabilities:

(a)           the provisions are adequate in all respects for the purposes for which they have been made and, in particular, the Annual Accounts:

i)      make full and proper provision for all liabilities and capital commitments, current and future obligations and debts that can be reasonably attributed to acts, omissions and acts intended to have legal effect on the part of or for the risk of the Company or on behalf of the Company and that were carried out before Accounts Date, whether actual, contingent or otherwise, of the Company outstanding at the Accounts Date;

ii)     make full provision for all taxes (including deferred taxes) liable to be assessed on the Company or for which it may be accountable in respect of the period ended on the Accounts Date;

(b)           there are no material liabilities, obligations, guarantees or the like, whether contingent or not, of the Company other than those sufficiently provided for in the Annual Accounts or incurred in the ordinary and proper course of trading since the Accounts Date;

(c)           as at the Accounts Date the Company has not entered into any obligations, whether actual or contingent, to pay, to do or not to do anything outside its normal course of business, other than those sufficiently provided for in the Annual Accounts;

(d)           no fee notes for services rendered by advisers (auditors, legal counsel and/or tax advisers) are due or otherwise to be expected in relation to the Annual Accounts other than those fully provided for in the aforesaid Annual Accounts;

(e)           foreign exchange risks of the Company have been covered and/or are properly accounted for in the Annual Accounts.

5.5       No facts and/or circumstances are known to Seller which in the short term result or could result in any depreciation in the value of any asset accounted for in the Annual Accounts

TAXATION/SUBSIDIES/GRANTS

6              Taxes

6.1           All local and national taxes and social security contributions whether direct or indirect, including but not limited to, corporate income tax, dividend withholding tax, capital duty, real estate property tax, real estate transfer tax, customs duty, turnover or value added tax, environmental taxes, social security charges and retirement contributions and local levies and taxes (the “Taxes”) for which the Company at the Accounts Date or at any time thereafter may have become or may hereafter become liable to be assessed in respect of any period ending on or before the Accounts Date have either been paid in full or are adequately provided for in the Annual Accounts. There are no facts or circumstances which could give rise to any additional liability to Taxes in respect of any period ending on or before the Accounts Date over and above those already paid or provided for. With respect to all such Taxes assessed and paid prior to Accounts Date no further payments or penalties (including interest) are or will become due save to the extent provided for in the Annual Accounts. All Taxes for which the Company at the Closing Date or at any time thereafter may have become or may hereafter become liable to be assessed in respect of any period as from Accounts Date and ending on or before the Closing Date have been duly paid or will be duly paid within the applicable time limits.

6.2           The Company has not done or omitted to do any act or thing which could result in all or any part of any investment grant, employment subsidy or other similar payment made or due to be made to it becoming repayable or being forfeited or withheld in whole or in part.

6.3           All amounts of value added tax due prior to Closing Date, wage tax to be withheld prior to Closing Date and social security contributions (both employers and employees) due prior to Closing Date in respect of employees of the Company have been and will be duly paid or withheld.

6.4           There are no notices of tax or social security contribution deficiencies. No tax or social security contribution litigation in respect of, involving or affecting the Company is pending or threatened.

6.5           There are no agreements by the Company for the extension of time for the assessment or payment of any Taxes. There is no agreement between the Company and local or national tax or social security contributions authorities that may affect any current or future amount imposed, charged, assessed, levied or payable by the Company or by any of these authorities to the Company or that may affect the manner or moment of filing any final or provisional declarations, notices, returns, accounts and reports or that may bind the Company in any way. No request for any such agreement is pending on the Closing Date.

6.6           All final and provisional declarations, notices, returns, accounts and reports required to be filed, given or delivered by or on behalf of or relating to the Company in respect of all Taxes (shall) have been properly and in due, definite, complete and timely fashion filed, given and delivered to the proper authorities and all such returns, declarations, notices, accounts and reports (and all other information supplied to the tax and social security authorities for any purpose) have been correct and made on a proper basis. No such returns, declarations, notices, accounts and reports are disputed by the tax or social security contributions authorities and there is no indication that such disputes may follow in the future. No postponement with respect to the filing of returns or the payment of tax assessments levied has been requested and/or granted.

6.7           The Company has complied with all requirements of the applicable statutes, regulations and orders relating to Taxes and have maintained complete, correct and up-to-date records, invoices and other necessary documents.

6.8           All statements and disclosures by the Company made to any authority in connection with any of the requirements mentioned in clause 6.6 remain complete and accurate in all material respects.

6.9           The Company is not involved in any actual, pending or threatened dispute with the tax or social security contributions authorities concerning any matter that may affect in any way the liability (whether accrued, contingent or future) of the Company to taxation of any nature whatsoever or other sums imposed, charged, assessed, levied or payable under the provisions of the applicable taxation laws or regulations.

6.10         All assets (including, without limitation, shares) held by the Company may be transferred freely to a third party and no mandatory holding period for the purpose of any Taxes applies or has been applied for. A disposal by the Company of any of its assets will not result in the application of a claw-back provision or any other similar provision under Dutch tax law.

6.11         The Company is or was not part of a fiscal unity for corporate income tax purposes.

6.12         The Company is or was not part of a fiscal unity for value added tax purposes.

7              Subsidies and grants

The Company is nor will be liable by reason of any event which has occurred prior to the Closing Date to repay any tax investment credits, premiums or subsidies granted to it or enjoyed by it unless if as a direct consequence of the Transaction. No asset for which any investment premium, credit, grant or subsidy has been claimed has been disposed of by the Company.

FINANCE

8              Dividends

8.1           Subsequent to the Accounts Date no payment of dividends or similar distributions has been made by the Company nor has a resolution to this effect been adopted nor similar distribution has been made payable.

8.2           All dividends or similar distributions made, paid or made payable by the Company before the Accounts Date have been made, paid or made payable in accordance with its articles of association and the applicable laws and regulations.

9              Bank and other borrowings

9.1           Other than those set out in Exhibit 5 hereto, the Company does not have any overdraft or other credit banking facilities or arrangements with any bank.

9.2           The total amount borrowed by the Company does not exceed its respective overdraft facilities.

9.3           The Company does not have outstanding loan capital, nor has it agreed to create or issue any such loan capital. The Company has not engaged in financing of a type which would not require to be shown or reflected in the Annual Accounts or borrowed any money which is not repaid, save for borrowings not exceeding the amounts shown in the Annual Accounts.

9.4           The Company has not since the Accounts Date repaid or become liable to repay any loan or indebtedness in advance of its stated maturity.

9.5           The Company has not since the Accounts Date received written notice from any lenders of money to it, requiring repayment and to the best of Seller’s knowledge there are no circumstances likely to give rise to any such notice.

9.6           The Company has not since the Accounts Date lent any money which has not been repaid to it and it has not made any loan contrary to the applicable laws.

9.7           The Company is not a party to any contract or arrangement (and in particular but without limitation to any contract or arrangement in connection with loans or borrowings) other than entered into in the ordinary course of business.

10           Continuation of facilities

In relation to all debentures, acceptance credits, overdrafts, loan and other financial facilities outstanding or available to the Company:

10.1         copies of all documents relating to the financial facilities have been supplied to Purchaser or it’s Advisors;

10.2         there has been no material contravention of or material non-compliance with any provision or any of those documents;

10.3         to Seller’s best knowledge no steps for the early repayment of any indebtedness under the facilities have been taken or threatened;

10.4         to Seller’s best knowledge there are no circumstances that might reasonably be expected to prejudice the continuation of any of the facilities, or that might give rise to any material alteration in the terms and conditions of any of the facilities prejudicial to the Company in any respect;

10.5         none of the facilities is dependent on the guarantee of indemnity of or any security provided by a third party.

TRADING

11           Changes since Accounts Date

Since the Accounts Date:

11.1         the busines of the Company has been continued in the ordinary and normal course and on a consistent basis and the Company has not entered into any action or agreed to any action as referred to hereunder;

11.2         there has been no deterioration in the condition, financial or otherwise, business operations, assets, liabilities, revenues or prospects of the Company which has or is reasonably expected to have a materially adverse effect on the net asset value, business, results, operations or financial condition of the Company;

11.3         to the best knowledge of Seller the Company has not by doing or omitting to do anything prejudiced its goodwill in any respect;

11.4         to the best knowledge of Seller no part of the business of the Company has been affected by any abnormal factor not affecting similar businesses to a like extent;

11.5         the Company has paid its creditors and its debtors have paid it in accordance with the respective credit terms and there are no outstanding debts or receivables of the Company which have been overdue for more than 3 months, other than provided for;

11.6         the Company is not a party to any agreement on other than reasonably acceptable commercial terms;

11.7         no new loan agreements have been entered into by the Company nor have the terms and conditions thereof been changed nor has any interest been charged on funds employed;

11.8         the Company has used its best efforts to preserve and maintain its properties, business and relationships with suppliers, customers and others having business dealings with it;

11.9         without limiting the generality of the foregoing, the Company has not other than in the ordinary course of business:

(a)           created, incurred or assumed any material debt, liability or obligation, direct or indirect or otherwise;

(b)           assumed, guaranteed, endorsed or otherwise become responsible (whether directly, indirectly, contingently or otherwise) for the obligations of, or made any loans or advances to, any other individual, firm or corporation;

(c)           waived or released any rights of value or cancelled, released or assigned any claims held by any of it;

(d)           transferred, sold or otherwise conveyed the material assets;

(e)           with respect to the directors, officers or employees who are expected to continue to be engaged in the operation of the Company after the Closing Date or to whom the Company would be liable and except as required by law:

(i)            increased the rate or terms of compensation payable or to become payable to any of them;

(ii)           paid or agreed to pay any pension, retirement allowance or other employee benefit not required or permitted by any previously existing plan or agreement to any of them;

(iii)          committed itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement or increased the rate or terms of any such plan, agreement or arrangement which previously existed, to the extent applicable to any of them, or

(iv)          entered into any employment or severance agreement with or for the benefit of them;

(f)            entered into or terminated any material lease, or made any change in any such lease;

(g)           made or become obligated to make any capital expenditures or entered into any commitments there for;

(h)           made any alteration in the manner of keeping the books, accounts or records, or in the accounting practices and principles therein reflected;

(i)            terminated, cancelled, amended, or modified any material contract; or

(j)            agreed to take any of the foregoing actions.

For the purpose of this clause 13, “material” means representing a value or expense in excess of EUR 10,000.

12           Effect of the agreement

12.1         As a result of the Agreement, to the best of Seller’s knowledge:

(a)           no supplier, customer or other contracting party of the Company will after the Closing Date cease or be entitled to cease dealing with it or will be likely to substantially reduce its existing level of business with it;

(b)           no officer or senior employee of the Company will leave after the Closing Date.

12.2         Compliance with the terms of the Agreement does not:

(a)           conflict with, or result in the breach of, or constitute a default under, any of the terms, conditions or provisions of any agreement or instrument to which the Company is a party and which is material in the context of its financial and trading position or any provision of its articles of association;

(b)           relieve any person from any obligation to the Company (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Company, and which is material in the context of its financial and trading position;

(c)           result in any indebtedness of the Company becoming due or payable prior to its stated maturity;

(d)           result in any finder’s, broker’s or agent’s fee becoming payable by the Company.

For the purpose of this clause 14, “material” means representing a value or expense in excess of EUR 10,000.

13           Compliance

13.1         The Company carries on its business and conducts its affairs in all respects in accordance with its articles of association as presently in force and any other documents to which it is a party.

13.2         The Company is authorized and duly qualified to carry on business in all jurisdictions in which it now carries on business.

13.3         All contracts, whether already performed or presently in force, whereby the Company undertakes to provide services or sell products to a customer and all general conditions used by the Company contain exclusion of liability clauses adequately diminishing and limiting the risk for the Company and its directors, officers, proxy holders and employees to incur any liability for breach of contract, tort or otherwise.

13.4         The Company has conducted and is conducting its business in all respects in accordance with all applicable laws (including statutory law and case law) and regulations and has not violated, whether by itself or with others, any provision of any applicable competition laws, non of which individually or in the aggregate would have a material adverse effect on the Company.

13.5         To the best of Seller’s knowledge the Company nor its officers, agents or employees (during the course of their duties in relation to it) have committed or omitted to do any act or thing the commission or omission of which is, or could be, in contravention of any act, order, regulation or the like (whether of the Netherlands or elsewhere) giving rise to any fine, penalty, default proceedings or other liability on the part of the Company and/or its officers.

13.6         The Company has obtained all necessary licences, permits and consents from any person, authority of body for the proper carrying on of its business and all such licences, permits and consents are valid and subsisting.

13.7         The Company is not in breach of any of the terms or conditions of any of the licences, permits or consents, nor has it been notified of any breach or other matter which such party indicates might in any way prejudice the continuation or renewal of any of them by the licensing or permitting authority or consenting party.

14           Freedom of business

14.1         The Company is not a party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement, or any restrictive trading or other agreement or arrangement, whereby its freedom to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit, is restricted.

14.2         The Company is not a party to any undertaking or assurance given to any court or governmental agency which is still in force.

15           Litigation, disputes and winding-up (ontbinding)

15.1         The Company nor any persons for whose acts or defaults the Company may be liable, is engaged in any civil, criminal or arbitration proceedings as plaintiff or defendant, or any other action from which damages or losses for the Company or any of them could arise. There are no proceedings pending or threatened either by or against the Company or any of them or any person closely connected to the Company, and there are no circumstances which are likely to give rise to any litigation or arbitration.

15.2         There is no dispute with any government or any agency or body acting on behalf of such government or any other authority in the Netherlands or elsewhere in relation to the affairs of the Company, and to the best of Seller’s knowledge there are no facts or circumstances which may give rise to any dispute.

15.3         There are no claims pending or threatened against the Company by an employee, independent contractor or any other third party in respect of any accident, disease, illness or injury, which are not fully covered by insurance.

15.4         There are no current, pending or threatened investigations or enquiries by, or on behalf of, any governmental or other body in respect of the affairs of the Company, non of which individually or in the aggregate would have a material adverse effect on the Company.

16           Business names

The Company does use its full corporate name and the trade name: ‘Premotec’ for all business purpose.

17           Transactions involving directors

The Company has not been a party to any transaction involving the transfer

(a)           to it of any asset by any director;

(b)           to any director of any asset by it nor has any of them been party to any arrangement involving the granting of any loan or other financial accommodation to any director.

18           Powers of attorney and authority (Volmacht en andere vormen van vertegenwoordigingsbevoegdheid)

There are not outstanding any authorities (express or implied) by which any person (other than officers or employees in the proper performance of their duties) may enter into any contract or commitment to do anything on behalf of the Company apart from those mentioned in the extract from the trade register as shown in Exhibit 1.

19           Subsisting contracts

The Company is not a party to any contract, transaction, arrangement or liability which:

19.1         is of an unusual or abnormal nature or outside the ordinary and proper course of business;

19.5         is of a loss-making nature on the basis of market conditions prevailing at the date of the agreement;

19.6         cannot readily be fulfilled or performed by it on time without undue or unusual expenditure of money, effort or personnel;

19.7         involves payment by it of amounts that are dependent on fluctuations in

(a)           the index of retail prices or any other index;

(b)           the currency exchange rates;

19.8         involves aggregate outstanding expenditure by it of more than EUR 25,000;

19.9         involves or is likely to involve the supply of goods of which the aggregate sales value will represent in excess of ten (10) per cent of its revenues for the preceding financial year;

19.10       is a contract for hire or rent, hire purchase or purchase by way of credit sale or periodical payment;

19.11       is, to the best of Sellers knowledge, otherwise considered to have an adverse effect on the business of the Company.

20           Defaults by the Company

20.1         The Company is not:

(a)           in default under any agreement to which it is a party or in respect of any other obligations or restrictions binding upon it, being a default which could be material in the context of its financial or trading position;

(b)           liable in respect of any representation or warranty (whether express or implied) or any matter giving rise to a duty of care on its part.

20.2         No threat or claim of default under any agreement, instrument or arrangement to which the Company is a party has been made and is outstanding against it and to the best of Seller’s knowledge there is nothing whereby any such agreement, instrument or arrangement may be prematurely terminated (opgezegd) or rescinded (ontbonden) by any other party or whereby the terms thereof may be made more cumbersome for the Company.

21           Other party’s defaults

No party to any agreement with or under an obligation to the Company is in default under it, being a default which would be material in the context of its financial or trading position and to the best of Seller’s knowledge there are no circumstances likely to give rise to such a default.

22           Outstanding Offers

No offer, tender or the like is outstanding which is capable of being converted into an obligation of the Company by acceptance or other act of some other person, firm or company and which, if so converted, would lead or be likely to lead to a loss upon performance.

23           Insider contracts

23.1         There is not outstanding and there has not at any time during the three preceding years been outstanding, any contract or arrangement to which the Company is a party and in which any shareholder or any director of the Company has or has had an interest that could result in such persons personally benefiting other than the employment contracts disclosed to Purchaser in the Due Diligence Information, whether directly or indirectly.

23.2         The Company is not a party to, nor has its profits or financial position during the three preceding years been affected by, any contract or arrangement which is not of an at arm’s length nature.

EMPLOYMENT

24           Employees and Terms of Employment

24.1         In respect of each employee, full details are provided as to salary and other emoluments, as well as age, date of commencement of employment and duration of employment with the Company in the Disclosure Letter. The Company is not a party to any agreement that by the relevant authorities could be considered as being a fictitious employment relationship (fictief dienstverband). [to be listed in the Disclosure Letter]

24.2         The Company is not a party to any important agreement or other arrangements with trade unions or other employee representation bodies, including without limitation any works council, with regard to employment guarantees, reduction of working hours, job agreements, (early) retirement arrangements and/or other aspects which are relevant to the context of business.

25           Changes in remuneration

25.1         Since the Accounts Date no change has been made in the rate of remuneration or the emoluments or pension benefits of any employee, officer or director of the Company other than in the ordinary course of business.

25.2         The Company is not bound or accustomed to pay any monies other than in respect of remuneration or emoluments or pension benefits to or for the benefit of any employee, officer or director of the Company as provided for in labor agreements, in accordance with the terms of collective labor agreements and customary in the Netherlands.

25.3         No agreement having effect as from or after the Closing Date has been made for any increase in the remuneration or benefits of any employee, officer or director of the Company.

26           Termination of employment agreements

26.1         No key employee and no officer or director of the Company has given or received notice terminating his employment.

26.2         The Company has complied in all respects with the applicable laws concerning the termination of employment or similar agreements with its employees.

26.3         The Company is not under any present, future or contingent liability to make payments to any present or former directors, officers or employees of the Company other than salary for the current period.

27           Consultancy

There is no consultancy or other similar agreement with the Company or any agreement for the provision of management services nor any contract of service with any director.

28           Employees’ rights

The Company has to the best of Seller’s knowledge in relation to each of its employees and former employees complied with all obligations imposed on it by all statutes, regulations and codes of conduct and practices relating to or affecting the employment of its employees, occupational safety and health, fair employment, equal opportunity or similar matters or relating to or affecting any trade union and has maintained current, adequate and suitable records regarding the service and terms and conditions of employment of each of its employees.

PENSIONS

29           Pension premiums

The Company has no obligations resulting from payment of pension premiums, contributions due with respect to early retirement schemes, or the like in relation to any current or former employee or director, except as provided for in the Annual Accounts.

30           Insurances

The pensions of the employees are and have always been properly insured and are capable of continuing to be insured through the existing pension insurer(s).

31           Pension arrangements

There are no pension arrangements with the employees which are covered in a (company) pension fund.

32           Pension and/or life insurance schemes

Any pension and/or life insurance schemes:

32.1         are sufficiently and effectively funded or insured in order to meet all claims and demands made under it, including current and contingent back-service obligations;

32.2         in all respects, have been maintained and operated in accordance with the applicable laws and the terms and conditions of the respective documents;

32.3         have been reviewed and irrevocably and unconditionally approved by any relevant fiscal authorities.

ASSETS

33           Ownership of assets

33.1         All assets (including, without limitation, real estate, buildings, plants, machinery, equipment, stocks, motor vehicles and office furniture) used by the Company in the conduct of their businesses are included in the the Annual Accounts

33.2         The Company owned at the Accounts Date and had good and marketable title to and (except for current assets subsequently sold or realised in the ordinary course of business) still own and have good and marketable title to all assets, including those acquired since the Accounts Date and not subsequently sold or realised in the ordinary course of business, save for assets disclosed as being held on lease, hire purchase, rental or similar obligation.

33.3         All deeds and other documents necessary to prove or show title to the assets, including those acquired since the Accounts Date, are in the possession of or held to the order of the Company.

33.4         The Company is not under any obligation to purchase, lease (verhuren en in lease verschaffen), sublease (onderverhuren), use or otherwise occupy or to acquire any rights of whatever nature in respect of any other land or buildings wheresoever situated.

33.5         There are no claims against the Company by former shareholders of any participation held by the Company, from whom such participation was obtained.

33.6         There is no option, right to acquire, encumbrance, or other form of security on, over or affecting the whole or any part of the assets of the Company and there is no agreement or commitment to give or create any and no claim has been made by any person to be entitled to any.

34           Forecasts

In composing the Forecasts Seller has taken all care and diligence that Purchaser may reasonably have expected at the time of said composition. Seller does not guarantee, however, that the Company will achieve the financial results reflected therein, but Seller reasonably believes that the Company will achieve the Forecast for 2004 except that the profit will be adjusted for the recording of 144,000 EURO of additional reserves for excess and obsolete inventories as of June 30, 2004 which was not contemplated in the 2004 Forecast.

35           Insurance

35.1         All insurance effected by the Company is currently in full force and effect, and to the best of Seller’s knowledge nothing has been done or omitted to be done which would make any policy of insurance void or voidable or which is likely to result in an increase in premium, and the insurance policies provide adequate cover for the current business of the Company and are sufficient for the continuation of the business and for the compliance by the Company with all requirements of law and of all agreements to which the Company is a party.

35.2         No claim is outstanding or may be made under any of the said policies and to the best of Seller’s knowledge no circumstances exist which are likely to give rise to such a claim.

35.3         The Company has not failed to give any notice or present any claim under any policy of insurance taken out by the Company in due and timely fashion.

35.4         All premiums payable which have become due have been duly paid and to the best of Seller’s knowledge no circumstances have arisen which would vitiate or permit the insurers to avoid such policies.

36           Leased assets

To the best of Seller’s knowledge no circumstance has arisen or is likely to arise in relation to any asset held by the Company under a lease (huur/lease) or similar agreement, whereby the rent payable is likely to be increased.

INTELLECTUAL PROPERTY RIGHTS

37           Validity

The intellectual property rights are in full force and effect, are vested in and are legally and beneficially owned by the Company, are valid and enforceable, and none of them is being, claimed, opposed, attached or, to the best of Seller’s knowledge, used by any other person. [exception(s) to be listed in the Disclosure Letter]

39           Validity of licences

All technology, know-how and processes which (i) the Company has licensed to, or has authorized for use by, a third party, and (ii) the Company has licensed from, or has been granted use by, a third party, are, and will continue to be in full force and effect and are valid and enforceable.

40           Infringement by licence

No right or licence has been granted to any third party by the Company to use in any manner or to do anything which would or might otherwise infringe any of the intellectual property rights held by the Company. No act has, to the best of Seller’s knowledge, been done, omitted or permitted by the Company whereby they or any of them have ceased or might cease to be valid and enforceable.

41           Infringement by business

The business of the Company (and of any licensee under a license granted by the Company) as now carried on does not and is not likely to infringe any intellectual property right of any other person or give rise to a liability to pay compensation to any person and all licenses granted to the Company in respect of any such protection are in full force and effect. [exception(s) to be listed in the Disclosure Letter]

42           No termination

Nothing has been done or omitted by the Company which would enable any licensee under a license granted by the Company to be terminated or which in any way constitutes a breach of term of any license.

43           Confidentiality

The Company has not disclosed or permitted to be disclosed or undertaken or arranged to disclose to any person any of its technology, know how, trade secrets, confidential information, price lists or lists of customers or suppliers.

POSITION SINCE ACCOUNTS DATE

44           Contracts since the Accounts Date

Since the Accounts Date there has not been:

44.1         any contract or commitment made involving capital expenditure or other payment by the Company to an amount in excess of EUR 25,000 individually;

44.2         any contract, agreement or arrangement entered into or liability whether actual or contingent incurred by the Company other than for full value and in the ordinary course of business;

44.3         any contract, agreement or arrangement for the acquisition (by whatever means) by the Company of any other business or body (whether corporate or incorporate) or any part thereof or any share or shares therein;

44.4         except in the ordinary course of business and for full value, any disposal of or contract, agreement or arrangement entered into for the disposal of any of the assets of the Company;

44.5         any damage, destruction or loss (whether or not covered by insurance) either in any particular case or in the aggregate with an adverse effect on the property, business, operations or assets of the Company;

44.6         any adverse change in the business condition (financial, trading or otherwise), the net aggregate value of the assets, properties or liabilities (including contingent liabilities) of the Company, nor is any such adverse change threatening.

ENVIRONMENT

45           Permits and licences

All permits, licenses and other authorizations which are required under any laws, regulations, rules or ordinances relating to pollution or protection of human health or the environment as of the date hereof for the operation of each property operated by the Company which are required to be obtained or applied for by the Company, have been obtained or applied for, and the Company is in compliance in all respects with the terms and conditions thereof.

46           Compliance

The Company has not failed to comply with any environmental laws.

47           Hazardous substances

The Company and no other person has released any hazardous substance on the properties of the Company and no other person has placed, stored, buried or dumped any hazardous substances on or beneath the properties of the Company.

48           No governmental orders

The Company has not received any written or oral notice or order from any governmental agency or private or public entity deciding or threatening to decide that it is responsible for or potentially responsible for cleanup or remediation of any hazardous substances and the Company has not entered into any agreements concerning such cleanup apart from the one(s) disclosed to Purchaser in the Disclosure Letter. [List the SGS reports in the Disclosure Letter]

49           No Environmental Claim

There is no claim alleging potential liability arising out of, based on or resulting from (i) the presence or release into the indoor or outdoor environment of any hazardous substance at any location or (ii) circumstances forming the basis of any violation or alleged violation of any environmental law pending or threatened against the Company or, against any other person or entity whose liability for any environment claim the Company has assumed either contractually or by operation of law.

50           No basis for an environmental claim

There are no past or present actions, activities, circumstances, conditions, events or incidents (including, without limitation, the release, emission, discharge, presence of disposal of any hazardous substance) which would form the basis for any environmental claim against the Company, or against any other person or entity whose liability for any environmental claim the Company has retained or assumed either contractually or by operation of law.

51           Reports

The Seller has delivered or otherwise made available for inspection to Purchaser true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any of them pertaining to hazardous substances in, on, beneath or adjacent to the properties of the Company or any of them regarding compliance of the Company with applicable environmental laws.

52           Transfers of permits

No transfers of permits or other governmental authorizations under environmental laws will be required to permit to continue the conduct of the business of the Company in substantial compliance with all applicable environmental laws following the Closing Date, as conducted by the Company immediately prior to the Closing Date.

53           Accuracy of statements of fact

All statements of fact made in the Agreement and this Annex and the Exhibits are true, complete, and accurate and not misleading in all respects, or, where such statements of fact are made with reference to a date or dates or period or periods prior to the Closing Date were true and accurate in all respects on the relevant date or dates or in respect of the period or periods to which they expressly relate and all expressions of opinion are honestly and reasonably made, and nothing has been omitted which makes any such statement of fact or expression of opinion misleading in any respect.

54           Accuracy of information

Seller has informed and disclosed to Purchaser all facts, circumstances and information which he knew to be or in all reasonability should consider as being material to Purchaser in order to obtain a true and accurate view of the Company and of the business of the Company as of the date hereof.

EXHIBITS:

Exhibit 1: Extract of trade register

Exhibit 2: Current text of articles of association

Exhibit 3: Copy of shareholders register of Premotec Beheer B.V.

Exhibit 4: Annual Accounts

Exhibit 5: Overdraft facility